June 20, 2013

Via EDGAR Courier

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Hsu

David Beaning

Re:	Bank of America Auto Trust 2010-2

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 27, 2013

File No. 333-165957-01

On behalf of Bank of America Auto Receivables Securitization, LLC (the “Company”), I submit this letter in response to the letter (the “Comment Letter”) dated June 6, 2013 from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Bank of America Auto Trust 2010-2 Form 10-K referenced above (the “Subject Filing”).

The Company’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in italics.

Capitalized terms not defined herein have the meanings assigned to them in the Subject Filing.

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria, Exhibit 33.1

1.	We note your response to our prior comment 2 and reissue the comment in substantial part. We note your statement that the material instances of noncompliance identified by Bank of America relate to the transaction covered by this Form
10-K. It is not clear if the material instances of noncompliance related to other transactions as well. To the extent the material instances of non-compliance related to this transaction and other transactions, please tell us the following:

•	the CIK numbers of the transactions that were impacted;

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 20, 2013

•	whether investors who were impacted were notified of the errors and, if so, how they were notified; and

•	whether corrected investor reports were provided to affected investors and, if necessary, filed as amendments to Forms 10-D.

Response

The identified material instance of noncompliance with respect to charge-offs not recognized and recorded in accordance with the transaction agreements involved only the transaction covered by the Subject Filing. The identified material instance of noncompliance with respect to extensions of payment due dates involved the transaction covered by the Subject Filing and the Bank of America Auto Trust 2012-1 transaction (the “2012-1 Filing”) (CIK number 0001543040). As set forth in our response to comment 2 below, such extensions were not material or cumulatively material. Consequently, investors were not notified and corrected investor reports were not filed as amendments to Forms 10-D.

2.	Relatedly, it appears that information regarding the extensions of payment due dates would have been required under Item 1121(a)(11) of Regulation AB (requiring disclosure on material modifications, extensions or waivers to pool asset terms, fees, penalties or payments during the distribution period or that have cumulatively become material over time). Please tell us your analysis whether the extensions were material or cumulatively material for purposes of this item requirement. In this regard, we note your statement that the failure could have accelerated, delayed, decreased or increase charge-offs. However, this does not provide us with a complete picture with respect to materiality. With a view towards disclosure, please tell us what was the Bank’s “specified tolerance of total extensions outside of such guidelines” and the magnitude of Bank of America’s noncompliance over the relevant distributions periods (e.g., the number of accounts granted extensions of payment due dates outside of the specified guidelines, the aggregate principal balance of the accounts granted extensions of payment due dates outside of the specified guidelines, and the duration of the noncompliance). If the information regarding the extensions was material (or cumulatively material), please file immediately amended Form 10-Ds for any distribution period in which the form failed to provide the information as required by item 1121(a)(11).

Response

The transaction agreements with respect to the transactions covered by the Subject Filing (the “BAAT 2010-2 Transaction”) and the 2012-1 Filing (the “BAAT 2012-1 Transaction”) permit Bank of America, National Association, as servicer (the “Servicer”)

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 20, 2013

to grant extensions of payment due dates of obligors’ pool assets in accordance with the Servicer’s customary servicing practices. The Servicer’s customary servicing practices encompass the Servicer’s servicing practices with respect to all comparable motor vehicle receivables that the Servicer services for itself or others, which includes receivables included in the BAAT 2010-2 Transaction and the BAAT 2012-1 Transaction as well as other receivables in the Servicer’s serviced portfolio. The Servicer’s customary servicing practices contemplate extensions of payment due dates in accordance with specified guidelines and also permit the Servicer to grant up to 10% of the total number of extensions granted to be outside such specified guidelines on a serviced portfolio-wide basis.

The identified material instance of noncompliance related to a random sample of extensions granted with respect to receivables included in the BAAT 2010-2 Transaction and the BAAT 2012-1 Transaction, which are the only transactions currently included in the applicable platform. The percentage of those extensions that were granted outside of the specified guidelines exceeded 10% of the sampled extensions. However, during the fiscal year ended December 31, 2012, the cumulative total percentage of extensions granted by the Servicer on a portfolio-wide basis outside of the specified guidelines was 5.24%, which is significantly below the 10% tolerance level permitted by the Servicer’s customary servicing practices. With respect to the duration of noncompliance for extensions granted outside of the specified guidelines, Appendix A includes information regarding the percentage of accounts granted out-of-guideline extensions for each month during the fiscal year ended December 31, 2012, as well as an annual percentage, for each of the BAAT 2010-2 Transaction, the BAAT 2012-1 Transaction and the serviced portfolio.

The total number and balance of receivables outstanding, the total number of and balance of receivables with exceptions, the total number of receivables granted exceptions outside of the permitted 10% tolerance level and the total percentage of extensions granted outside of the permitted 10% tolerance level with respect to the receivables in each of the BAAT 2010-2 Transaction and the BAAT 2012-1 Transaction are set forth on Appendix A attached hereto for each month during the fiscal year ended December 31, 2012. The average total principal balance of receivables granted extensions each month with respect to each of the BAAT 2010-2 Transaction and the BAAT 2012-1 Transaction as a percentage of the average aggregate principal balance of receivables outstanding for each such transaction over the fiscal year ended December 31, 2012 was 0.06% and 0.03%, respectively. Consequently, the Servicer does not believe that the information regarding extensions granted during the fiscal year ended December 31, 2012 was material or cumulatively material as contemplated by Item 1121(a)(11) of Regulation AB.

* * * * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 20, 2013

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Subject Filing, (ii) comments of the Staff or changes to the disclosure in the Subject Filing in response to comments of the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Subject Filing, and (iii) the Company may not assert comments of the Staff as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 20, 2013

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Scott W. McCarthy at (302) 432-4908 or Greg Lumelsky at (980) 388-6357.

Sincerely,

/s/ Scott W. McCarthy

Scott W. McCarthy President

APPENDIX A

Extension Balances (BAAT 2010-2 Transaction)

Monthly Period	Total Number of Accounts	Number of Accounts granted Extensions	Aggregate Principal Balance of Accounts	Aggregate Principal Balance of Accounts granted Extensions	% of Principal Balance of Accounts granted Extensions	Number of Accounts granted Out of Guidelines Extensions	% of Accounts granted Out of Guidelines Extensions*
1/2012	40,901	39	$583,104,630	$415,530	0.07%	7	17.95%
2/2012	39,684	30	$553,393,949	$358,536	0.06%	5	16.67%
3/2012	38,314	34	$521,143,478	$344,014	0.07%	0	0.00%
4/2012	37,187	22	$493,586,363	$231,539	0.05%	0	0.00%
5/2012	36,195	31	$467,983,881	$419,982	0.09%	1	3.23%
6/2012	35,168	26	$443,211,876	$211,051	0.05%	2	7.69%
7/2012	34,126	30	$418,205,382	$352,832	0.08%	1	3.33%
8/2012	33,017	25	$392,984,645	$245,389	0.06%	3	12.00%
9/2012	32,015	14	$370,843,646	$136,390	0.04%	1	7.14%
10/2012	30,984	23	$348,072,496	$236,621	0.07%	0	0.00%
11/2012	30,033	20	$326,857,088	$171,782	0.05%	1	5.00%
12/2012	28,997	23	$306,472,947	$166,087	0.05%	1	4.35%
Total	—	317	—	—	—	22	6.94%
Monthly Average	34,718	26.4	$435,488,465	$274,146	0.06%	1.83	—

*	The Servicer’s customary servicing practices permit the Servicer to grant up to 10% of total extensions outside of guidelines. The 10% tolerance for extensions outside of guidelines is based on number of extensions granted.

Extension Balances (BAAT 2012-1 Transaction)

Monthly Period	Total Number of Accounts	Number of Accounts granted Extensions	Aggregate Principal Balance of Accounts	Aggregate Principal Balance of Accounts granted Extensions	% of Principal Balance of Accounts granted Extensions	Number of Accounts granted Out of Guidelines Extensions	% of Accounts granted Out of Guidelines Extensions*
1/2012	—	—	—	—	—	—	—
2/2012	—	—	—	—	—	—	—
3/2012	—	—	—	—	—	—	—
4/2012**	112,634	27	$2,204,235,957	$503,429	0.02%	0	0.00%
5/2012	110,601	22	$2,122,150,417	$316,609	0.01%	1	4.55%
6/2012	108,694	44	$2,044,829,033	$737,990	0.04%	3	6.82%
7/2012	106,610	44	$1,965,160,973	$811,741	0.04%	3	6.82%
8/2012	104,077	49	$1,883,601,124	$922,489	0.05%	2	4.08%
9/2012	101,930	19	$1,813,701,721	$393,982	0.02%	1	5.26%
10/2012	99,590	32	$1,737,922,555	$491,387	0.03%	0	0.00%
11/2012	97,441	34	$1,668,552,491	$685,173	0.04%	1	2.94%
12/2012	95,270	55	$1,599,607,119	$1,012,913	0.06%	3	5.45%
Total	—	326	—	—	—	14	4.29%
Monthly Average	104,094	36.23	$1,893,303,488	$652,861	0.03%	1.56	—

*	The Servicer’s customary servicing practices permit the Servicer to grant up to 10% of total extensions outside of guidelines. The 10% tolerance for extensions outside of guidelines is based on number of extensions granted.
**	The BAAT 2012-1 Transaction closed in April, 2012.

Appendix A-1

Extension Balances (Serviced Portfolio Level)

Monthly Period	Total Number of Accounts	Number of Accounts granted Extensions	Aggregate Principal Balance of Accounts	Aggregate Principal Balance of Accounts granted Extensions	% of Principal Balance of Accounts granted Extensions	Number of Accounts granted Out of Guidelines Extensions	% of Accounts granted Out of Guidelines Extensions*
1/2012	1,262,335	1,083	$31,438,463,419	$25,770,619	0.08%	132	12.19%
2/2012	1,257,300	815	$31,202,005,252	$17,510,917	0.06%	59	7.24%
3/2012	1,252,929	847	$30,973,523,433	$16,945,308	0.05%	29	3.42%
4/2012	1,205,944	824	$29,891,660,180	$19,971,852	0.07%	33	4.00%
5/2012	1,207,955	901	$29,813,382,697	$18,523,586	0.06%	30	3.33%
6/2012	1,211,323	817	$29,803,759,451	$16,925,765	0.06%	28	3.43%
7/2012	1,214,681	930	$29,806,846,797	$17,680,921	0.06%	29	3.12%
8/2012	1,218,959	950	$29,835,718,944	$19,255,881	0.06%	29	3.05%
9/2012	1,266,778	466	$29,972,771,461	$9,889,021	0.03%	38	8.15%
10/2012	1,238,439	656	$30,174,461,496	$14,770,139	0.05%	32	4.88%
11/2012	1,254,908	632	$30,504,716,823	$12,841,708	0.04%	32	5.06%
12/2012	1,264,214	934	$30,663,703,123	$20,764,743	0.07%	45	4.82%
Total	—	9,855	—	—	—	516	5.24%
Monthly Average	1,234,647	821.25	$30,340,084,423	$17,570,872	0.06%	43	—

*	The Servicer’s customary servicing practices permit the Servicer to grant up to 10% of total extensions outside of guidelines. The 10% tolerance for extensions outside of guidelines is based on number of extensions granted.

Appendix A-2